UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Qualtrics International Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

747601201

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Kenneth Wallach, Esq.

Hui Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

February 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747601201	Page 2 of 11

1.	Names of Reporting Persons. SLP Quartz Aggregator, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,518,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,518,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class A Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 3 of 11

1.	Names of Reporting Persons. SLP VI Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,518,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,518,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 4 of 11

1.	Names of Reporting Persons. Silver Lake Technology Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,518,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,518,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 5 of 11

1.	Names of Reporting Persons. SLTA VI (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,518,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,518,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 747601201	Page 6 of 11

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,518,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,518,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,518,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock beneficially owned represent 4.4% of the total common stock of the Issuer. See Item 5.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) of Qualtrics International Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 333 West River Park Drive, Provo Utah 84604.

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1. SLP Quartz Aggregator, L.P. (“SLP Quartz”),

2. SLP VI Aggregator GP, L.L.C. (“Quartz GP”),

3. Silver Lake Technology Associates VI, L.P. (“SLTA”),

4. SLTA VI (GP), L.L.C. (“SLTA GP”), and

5. Silver Lake Group, L.L.C. (“SLG”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). The general partner of SLP Quartz is Quartz GP. The managing member of Quartz GP is SLTA. The general partner of SLTA is SLTA GP. The managing member of SLTA GP is SLG. Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2. The principal business of SLP Quartz is to invest in securities. The principal business of Quartz GP is to serve as the general partner of SLP Quartz and certain of its affiliates. The principal business of SLTA is to serve as the managing member of Quartz GP and to manage investments through other partnerships and limited liability companies. The principal business of SLTA GP is to serve as the general partner of SLTA and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLTA GP and to manage investments through other partnerships and limited liability companies. The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 23, 2020, the Issuer entered into a Class A Common Stock Purchase Agreement (the “Purchase Agreement”) with an affiliate of SLG. Pursuant to the Purchase Agreement, immediately following the closing of the initial public offering of the Issuer on February 1, 2021, SLP Quartz purchased from the Issuer 22,518,484 shares of Class A Common Stock for a purchase price of $549,999,994 with 15,018,484 shares of Class A Common Stock purchased at a price of $21.64 and 7,500,000 shares of Class A Common Stock purchased at a price of $30.00 per share, which was the initial public offering price of a share of Class A Common Stock in the initial public offering of the Issuer. The funds required for the purchase by SLP Quartz were provided through equity contributions from equityholders of SLP Quartz.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Class A Common Stock for investment purposes.

Pursuant to the Purchase Agreement, Mr. Egon Durban, Co-CEO and a Managing Member of SLG, was appointed to serve as a member of the board of directors of the Issuer in connection with the closing of the purchase of shares of Class A Common Stock under the Purchase Agreement.

Although the Reporting Persons do not currently have any specific plan or proposal to sell the Class A Common Stock, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer (including, without limitation, distributing some or all of such shares of Class A Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring shares of Class A Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), depending upon an ongoing evaluation of its investment in the Issuer, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, solely in its capacity as a shareholder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 22,518,484 shares of the Issuer’s Class A Common Stock, or 25.6% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The shares of Class A Common Stock beneficially owned represent approximately 4.4% of the total common stock of the Issuer (“Company Common Stock”), representing approximately 0.5% of the total voting power of Company Common Stock outstanding.

Calculations of beneficial ownership and voting power described herein are based on 87,968,387 shares of Class A Common Stock and 423,170,610 shares of Class B common stock of the Issuer outstanding as of February 1, 2021, following the closing of the Issuer’s initial public offering and related transactions, as set forth in the Issuer’s prospectus dated January 28, 2021, filed with the Securities and Exchange Commission on January 29, 2021.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Other than as described in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Purchase Agreement

Pursuant to the Purchase Agreement, SLP Quartz agreed with the Issuer that, subject to certain exceptions, it would not, without the Issuer’s prior written consent, directly or indirectly (i) sell or otherwise transfer or dispose of the shares of Class A Common Stock purchased under the Purchase Agreement or (ii) enter into or engage in any hedge, swap, short sale, derivative transaction or other similar agreement that transfers to any third party the economic consequences of ownership of the shares of Class A Common Stock purchased under the Purchase Agreement, other than certain transfers to donees, partners, members or affiliates who agree to be similarly bound and certain other exceptions, for up to 24 months following the effective date of the registration statement related to the initial public offering.

Stockholders’ Agreement

In connection with the closing of the initial public offering, the Issuer, SAP America, Inc. (“SAP”), SLP Quartz and Q II, LLC entered into a Stockholders Agreement, dated February 1, 2021 (the “Stockholders’ Agreement”), providing, among other things, certain rights and obligations related to the appointment of a designee of the Reporting Persons to the board of directors of the Issuer and to the registration of shares of Class A Common Stock under the Securities Act of 1933, as amended.

The Issuer appointed Egon Durban, a representative of the Reporting Persons, to its board of directors in connection with the closing of the purchase of Class A Common Stock under the Purchase Agreement. Under the Stockholders’ Agreement, for so long as the Reporting Persons or certain of their affiliates beneficially own shares of Class A Common Stock or Class B Common Stock that is more than both (a) 50% of the shares acquired pursuant to the Purchase Agreement and (b) 2% of the outstanding shares of Company Common Stock, the Issuer is required to include an individual designated by the Reporting Persons (the “Silver Lake Designee”) as a nominee to the board of directors of the Issuer at each annual meeting of stockholders, and SAP has agreed to vote all equity securities of the Issuer then owned by it and certain of its affiliates (or as to which they then have voting power) in favor of appointment of such Silver Lake Designee to the board of directors.

Pursuant to the Stockholders’ Agreement, the Issuer has agreed that the Reporting Persons and their permitted transferees will have certain demand registration rights and “piggyback” registration rights with respect to Class A Common Stock that may be exercised after the date that is two years after the effectiveness of the registration statement, subject to cutback provisions. The registration rights are subject to certain notice requirements, timing restrictions and volume limitations that may be imposed by the underwriters of an offering.

References to and descriptions of the Purchase Agreement and the Stockholders’ Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Class A Common Stock Purchase Agreement by and between the Registrant and Silver Lake Partners VI DE (AIV), L.P., dated December 23, 2020 (incorporated herein by reference from Exhibit 10.22 to the Issuer’s Registration Statement on Form S-1 (File No. 333-251767)).

C.	Stockholders’ Agreement, dated as of February 1, 2021 among Qualtrics International Inc., SAP America, Inc., SLP Quartz Aggregator, L.P. and Q II, LLC

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

SLP Quartz Aggregator, L.P.
By:	SLP VI Aggregator GP, L.L.C. its general partner
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLP VI Aggregator GP, L.L.C.
By:	Silver Lake Technology Associates VI, L.P., its managing member
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates VI, L.P.
By:	SLTA VI (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA VI (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake The Royal Poinciana Plaza 340 Royal Poinciana Way Suite M308 Palm Beach, FL 33480	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock.